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Exhibit 99.2

CERTIFICATE
PURSUANT TO SECTION 2.20 OF NATIONAL INSTRUMENT 54-101
COMMUNICATION WITH BENEFICIAL OWNERS OF SECURITIES OF A REPORTING ISSUER

To:    Canadian Securities Regulatory Authorities

        The undersigned Assistant Secretary of Magna International Inc. (the "Corporation") hereby confirms that the Corporation:

1.
has arranged to have its Management Information Circular/Proxy Statement (the "Circular") in respect of the special meeting of shareholders of the Corporation to be held on August 28, 2007 (the "Meeting"), together with related materials, sent in compliance with National Instrument 54-101 ("NI 54-101") to all beneficial owners at least 21 days before the date fixed for the Meeting;

2.
has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in paragraph 1 above; and

3.
is relying on section 2.20 of NI 54-101.

        DATED the 2nd day of August, 2007.

MAGNA INTERNATIONAL INC.
By:	/s/ BASSEM SHAKEEL Bassem Shakeel Assistant Secretary

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  Exhibit 99.2
CERTIFICATE PURSUANT TO SECTION 2.20 OF NATIONAL INSTRUMENT 54-101 COMMUNICATION WITH BENEFICIAL OWNERS OF SECURITIES OF A REPORTING ISSUER